Michael E. Storck Partner mstorck@lippes.com

January 11, 2008 VIA EDGAR Mr. David Edgar, Staff Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Copernic Inc. Form 6-K filed March 7, 2006 File No. 000-171164

Dear David:

We are submitting this request for extension of time on behalf of our client, Copernic Inc., to respond to the Staff’s Comment Letter to the Company dated November 28, 2007.

Further to my voicemail message today, we request a ten (10) business day extension of time to respond to the above-referenced SEC Comment Letter. We expect to respond to the SEC Comment Letter on or before January 28, 2008.

We appreciate your consideration in this matter.

Best regards,

Lippes Mathias Wexler Friedman LLP

/s/ Michael E. Storck
Michael E. Storck

cc: Mark Kronforst, Accounting Branch Chief

665 Main Street, Suite 300 ● Buffalo, New York 14203-1425 ● ph 716.853.5100 ● fx 716.853-5199 ● www.lippes.com